Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Mr Patrick McCarthy

Adviser, Listings Compliance

ASX Compliance Pty Ltd

20 Bridge Street

Sydney NSW 2000

17 March 2014

Dear Patrick,

Response to ASX Price Query

We refer to your letter received on 14 March in relation to an increase in the price and trading volume of the Company’s securities. We provide the following response to your queries:

1.	Is the Company aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities?

Answer:	No

2.	If the answer to question 1 above is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

Answer:	Not Applicable

3.	If the answer to question 1 is “no”, is there any other explanation that the Company may have for the recent trading in its securities?

Answer:

Other than information already publicly released by the Company, the Company cannot explain the recent trading in its securities. However the Company believes that existing shareholders and investors are becoming increasingly aware of the advancement of the Company’s late stage drug PI-88 under development by licensee Medigen Biotechnology Corporation which is on track for New Drug Application filings in Asia. PI-88 could potentially be the first drug approved for the treatment of primary liver cancer (hepatocellular carcinoma) following surgical resection.

The most recent announcement and update was on 30 December 2013 “PATRON Trial Completes Patient Recruitment” advising that target enrolment of 500 patients for the phase III PATRON trial had been reached.

4.	Please confirm that the Company is in compliance with the Listing Rules and, in particular, Listing Rule 3.1

Answer:	The Company is in compliance with the Listing Rules and in particular Listing Rule 3.1.

Yours sincerely

Mr Blair Lucas, Company Secretary

9.30 a.m. AEDT on Monday, 17 March 2014.) If we do not have your response by then, ASX will have no choice but to consider suspending trading in the Company's securities under Listing Rule 17.3.

You should note that if the information requested by this letter is information required to be given to ASX under Listing Rule 3.1 and it does not fall within the exceptions mentioned in Listing Rule 3.1A, the Company's obligation is to disclose the information "immediately". This may require the information to be disclosed before the deadline set out in the previous paragraph.

ASX reserves the right to release a copy of this letter and your response on the ASX Market Announcements Platform under Listing Rule 18.7A. Accordingly, your response should be in a form suitable for release to the market.

Your response should be sent to me by e-mail at Patrick.McCarthy@asx.com.au. It should not be sent directly to the ASX Market Announcements Office. This is to allow me to review your response to confirm that it is in a form appropriate for release to the market, before it is published on the ASX Market Announcements Platform.

Listing Rule 3.1

Listing Rule 3.1 requires a listed company to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the Company's securities. Exceptions to this requirement are set out in Listing Rule 3.1A.

The obligation of the Company's to disclose information under Listing Rules 3.1 and 3.1A is not confined to, nor is it necessarily satisfied by, answering the questions set out in this letter.

In responding to this letter, you should have regard to the Company's obligations under Listing Rules 3.1 and 3.1A and also to Guidance Note 8 *Continuous Disclosure: Listing Rules 3.1 – 3.1B*.

Trading halt

If you are unable to respond to this letter by the time specified above, or if the answer to question 1 is "yes" and an announcement cannot be made immediately, you should discuss with us whether it is appropriate to request a trading halt in the Company's securities under Listing Rule 17.1.

If you wish a trading halt, you must tell us:

- the reasons for the trading halt;
- how long you want the trading halt to last;
- the event you expect to happen that will end the trading halt;
- that you are not aware of any reason why the trading halt should not be granted; and
- any other information necessary to inform the market about the trading halt, or that we ask for.

We may require the request for a trading halt to be in writing. The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted.

You can find further information about trading halts in Guidance Note 16 *Trading Halts & Voluntary Suspensions*.

If you have any queries or concerns about any of the above, please contact me immediately.

Yours sincerely

[Sent electronically without signature]

Patrick McCarthy
Adviser, Listings Compliance

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